

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

July 8, 2005

via facsimile and U.S. Mail

Mr. David E. Wallace
Chief Executive Officer
Superior Well Services, Inc.
1380 Rt. 286 East, Suite #121
Indiana, Pennsylvania 15701

> **Re:** **Superior Well Services, Inc.**
> **Amendment #1 to Form S-1**
> **Filed June 24, 2005**
> **File No. 333-124674**

Dear Mr. Wallace:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1.   We note your response to prior comment 3. We may have additional comments once all exhibits have been filed and you have supplied the remaining information. In that regard, ensure that you provide a reasonably detailed "Use of Proceeds" section, rather than the less detailed version that amendment 1 contains. Also, please include estimates for all unknown amounts that appear in Item 13 of Part II.

Prospectus Summary, page 1

2.   We note your changes in response to prior comment 4. The disclosure that appears at pages 3 and 45 was the subject of prior comment 4(d), notwithstanding your claim in the letter of response that you deleted this information. Please provide support for the assertions or revise accordingly.

Combined Statements of Income, page F-11

3.   Please state separately on the face of your income statement sales of tangible products and revenues from services. Refer to Rule 5-03(b) of Regulation S-X. Additionally, tell us whether you market the sale of products and services together, and, if so, how you allocate revenues between them.

Revenue Recognition, page F-15

4.   We note your response to comment 30 in our letter dated June 3, 2005. Expand your revenue recognition policy for product sales to explain how the recognition of revenue relates to the physical conveyance of the products. Refer to SAB Topic 13.A.1.

Closing Comments

        As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ryan Milne at (202) 551-3688, or April Sifford at (202) 551-3684, if you have any questions regarding comments on the financial statements and related matters. Please contact Melinda Kramer at (202) 551-3726 or Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: T. Mark Kelly, Esq.

Melinda Kramer
Timothy Levenberg
Ryan Milne
April Sifford